UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Nestbuilder.com Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

64104C 104
(CUSIP Number)

February 4, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	64104C 104

1	Names of Reporting Persons Warren Kettlewell
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 495,570 (See Item 4)
	6	Shared Voting Power
	7	Sole Dispositive Power 495,570 (See Item 4)
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 495,570 (See Item 4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.92%
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer: Nestbuilder.com Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 201 W. Passaic Street, Suite 301, Rochelle Park, NJ 07662

Item 2.

(a)	Name of Person Filing: Warren Kettlewell (the “Reporting Person”)

(b)	Address of Principal Business Office or, if None, Residence: 74 Flitton Ave. Peterborough ON K9H 0G5

(c)	Citizenship: Canada

(d)	Title and Class of Securities: Common Stock, par value $0.0001

(e)	CUSIP No.: 64104C 104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

The 495,570 shares of Issuer common stock reported in this Schedule 13G represent 7.92% of the Issuer’s outstanding common stock (based on 6,257,590 shares of Common Stock outstanding as of March 10, 2022). The shares are held as follows:

Shares	Form of Ownership

495,570 (1)	Held by the Reporting Person indirectly through Cardar Investments Limited

(1) Includes (A) 318,904 shares of Common Stock issued to the Reporting Person on February 7, 2022 pursuant to the conversion of a 10% senior convertible promissory note at a conversion price of $0.035 per share, (B) 50,000 shares of Common Stock underlying a Common Stock Purchase Warrant , subject to a 9.99% beneficial ownership limitation, with an exercise price of $0.02 per share, issued to the Reporting Person on December 10, 2020 in connection with the Reporting Person’s purchase of the foregoing 10% senior convertible promissory note, and (C) 125,000 shares of Common Stock issued to the Reporting Person on February 28, 2022, for a purchase price of $0.08 per share, pursuant to a Stock Purchase Agreement.

(b)	Percent of Class: 7.92%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 495,570

(ii)	Shared power to vote or to direct the vote: Not Applicable

(iii)	Sole power to dispose or to direct the disposition of: 495,570

(iv)	Shared power to dispose or to direct the disposition of: Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2022

/s/ Warren Kettlewell

Name/Title: Warren Kettlewell

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).